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             [LOGO - AMUNDI US]

                                       September 23, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:    SEC Staff Review of Filings by Pioneer Funds

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Kenneth Ellington of the Staff of the Securities and Exchange Commission in connection with the Staff's review of the financial statements and other filings by the Pioneer Funds listed on Appendix A (each, a "Registrant"). Following are the Staff's comments and the Registrant's responses thereto:

1. Comment:      The Staff noted that each closed-end Fund Registrant
                 identifies certain securities as being in default on the Fund's Schedule of Investments, but that these securities are not marked as non-income producing. The Staff requested that the Registrants explain this presentation in their response.

   Response:     Each closed-end Fund Registrant notes that the Fund identifies certain securities as being in default on the Fund's Schedule of Investments because such securities are not paying their full coupon. However, such securities are currently making distributions. Accordingly, such securities are not marked as non-income producing on the Fund's Schedule of Investments.

2. Comment:      The Staff noted that, according to the Statement of Changes in
                 Net Assets of Pioneer Corporate High Yield Fund, the Fund had a significant return of capital distribution during the most recent fiscal year. The Staff requested that the Registrant explain in its response why the historical distribution chart on the Fund's website does not include this return of capital distribution as reflected in the Fund's financial statements.

   Response:     The Registrant confirms that it will update the historical distribution chart on the website of Pioneer Corporate High
                 Yield Fund to include the return of capital distribution as reflected in the Fund's financial statements.

3. Comment:      The Staff noted that each Registrant's filings on Form N-CSR refers to the "second fiscal quarter of the period covered by the report" for the disclosure related to Form N-CSR Item
                 11(b). The Staff requested that each Registrant utilize the language provided in Form N-CSR Item 11(b) in future filings, which refers to "the period covered by the report" not isolated to a particular quarter, and that each Registrant confirm in its

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                 response that, with respect to the Registrant's Form N-CSR filing listed on Appendix A, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by the report.

   Response:     Each Registrant confirms that it will utilize the language provided in Form N-CSR Item 11(b) in future filings. Each
                 Registrant confirms that, with respect to the Registrant's
                 Form N-CSR filing listed on Appendix A, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by the report.

4. Comment:      The Staff noted that Pioneer ILS Bridge Fund has never filed
                 Form N-PX and requested that the Fund correct this issue as soon as possible.

   Response:     Pioneer ILS Bridge Fund notes that the Fund has not commenced operations and, accordingly, there has been no proxy voting activity for the Fund since the Fund's registration statement became effective. Pioneer ILS Bridge Fund confirms that it has filed Form N-PX for each reporting period since the Fund's registration statement became effective.

  Please contact me directly at 617-422-4697 if you require any further clarification.

                                                  Very truly yours,


                                                  /s/ Anthony J. Koenig, Jr.
                                                  ------------------------------
                                                  Anthony J. Koenig, Jr.
                                                  Treasurer, Pioneer Funds

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                                  Appendix A

                            Pioneer Funds Reviewed

                                                                        FYE
 File #     Registrant Name              Series Name                  Reviewed

 811-21043  Pioneer High Income Fund,    Pioneer High Income Fund,    3/31/2022
            Inc.                         Inc.

 811-21108  Pioneer Series Trust X       Pioneer Multi-Asset          3/31/2022
                                         Ultrashort Income Fund

 811-21108  Pioneer Series Trust X       Pioneer Corporate High       8/31/2021
                                         Yield Fund

 811-21108  Pioneer Series Trust X       Pioneer Fundamental Growth   3/31/2022
                                         Fund

 811-21321  Pioneer Municipal High       Pioneer Municipal High       4/30/2022
            Income Fund, Inc.            Income Fund, Inc.

 811-21409  Pioneer Municipal High       Pioneer Municipal High       3/31/2022
            Income Advantage Fund, Inc.  Income Advantage Fund, Inc.

 811-21823  Pioneer Series Trust V       Pioneer Corporate High       8/31/2018
                                         Yield Fund

 811-21823  Pioneer Series Trust V       Pioneer Global Equity Fund   8/31/2021

 811-21823  Pioneer Series Trust V       Pioneer High Income          8/31/2021
                                         Municipal Fund

 811-22014  Pioneer Diversified High     Pioneer Diversified High     4/30/2022
            Income Fund, Inc.            Income Fund, Inc.

 811-23172  Pioneer ILS Bridge Fund      Pioneer ILS Bridge Fund         --

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